Exhibit 99.1

MEDIROM Healthcare Technology‘s Subsidiary MEDIROM MOTHER Labs Raises
an Aggregate Total of JPY260.3 Million in its Series A Financing Round

•	Pre-Money Valuation of JPY9 Billion.
•	Strategic Investors Indicating Promise of Technology and Growth Potential.
•	Further Commercialization Expected with Recent Orders for Over 25,000 Units from B2B Sales Channel.

December 13th 2024, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (“MEDIROM”) announces that its subsidiary MEDIROM MOTHER Labs Inc. has raised to date an aggregate total of 260.3 million yen (approximtaely US$1.7 million calculated at an exchange rate of JPY153 to US$1) at a pre-money equity valuation of JPY9 billion (approximately US$58.8 million calculated at an exchange rate of JPY153 to US$1) in its Series A equity financing. NFES Technologies Inc. is the lead investor in the financing round, and several public companies in Japan, including M3, Inc. (TOKYO PRIME: 2413) and Elematec Corporation (TOKYO PRIME: 2715), as well as certain individual investors, are also participating. The Series A equity financing round is still ongoing. MEDIROM MOTHER Labs has closed financings with six investors to date.

“We are very excited that our MEDIRIM MOTHER Labs subsidiary has received such significant validation from strategic partners as our lead investor NFES Technologies Inc. as well as M3, Inc. and Elematec Corporation at a pre-money valuation of 9 billion yen. I believe this financing further validates our technology, business model and growth potential,” said Kouji Eguchi, CEO of MEDIROM.

The MOTHER Bracelet® is currently in commercialization. From July 1, 2024 through October 31, 2024, MEDIROM MOTHER Labs received purchase orders for an aggregate of over 25,000 units from its B2B sales channel. “We believe the MOTHER Bracelet® to be the world’s first fitness tracker that requires no electric charging by utilizing an innovative technology that enables the user’s body heat to generate electricity. We co-developed it with Matrix Industries, based in Silicon Valley, and we believe it incorporates cutting-edge technology with rich features and ease of use to track fitness levels, sleep patterns, pulse and body temperature We will continue to target markets such as hospitals, nursing homes and gyms, where such data is vital,” said Yoshio Uekusa, CEO of MEDIROM MOTHER Labs.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT MEDIROM MOTHER Labs Inc.

A subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM), MEDIROM Mother Labs Inc. focuses on the health-tech sector. The company’s core activities include the "Specific Health Guidance Program" offered through the "Lav" health application and development and sales of the 24/7 recharge-free MOTHER Bracelet®︎ smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet®︎, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, and similar industries.

Forward-Looking Statements Regarding MEDIROM and MOTHER Labs

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

•	MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
•	MEDIROM Mother Labs’s ability to close its Series A equity financing on the anticipated timeline or at all;
•	changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
•	MEDIROM’s ability to increase sales of the MOTHER Bracelet and achieve and sustain profitability in its Digital Preventative Healthcare Segment;
•	the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
•	MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
•	MEDIROM’s ability to raise additional capital on acceptable terms or at all;

•	MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
•	changes in consumer preferences and MEDIROM’s competitive environment;
•	MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
•	the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

Contact: ir@medirom.co.jp

MEDIROM MOTHER Labs Inc.

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

For more information visit: https://mother-bracelet.com